Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table shows the ratio of earnings to fixed charges for the years ended December 31, 2005 and 2006, the period from January 1, 2007 to March 15, 2007, the period from March 16, 2007 to December 31, 2007 and the years ended December 31, 2008 and 2009. We have computed these ratios by dividing earnings available for fixed charges (income before income taxes and fixed charges) by fixed charges (interest cost, amortization of debt expense, and the portion of rental expenses deemed to be representative of the interest factor in those rentals.)
Computation of General Nutrition Centers, Inc. Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	Predecessor			Successor
				Period from
	Year Ended	Year Ended		March 16, 2007	Year Ended	Year Ended
	December 31,	December 31,	Period ended	to December	December 31,	December 31,
	2005	2006	March 15, 2007	31, 2007	2008	2009

Earnings (deficit) available for fixed charges:
Income (deficit) before income taxes	$29.5	$59.6	$(62.0)	$31.6	$86.8	$111.2
Interest Expense	41.6	43.7	8.5	78.2	84.2	70.1
Estimated interest component of net rental expense	36.8	38.0	8.1	31.4	41.2	41.7

Earnings available for fixed charges	$107.9	$141.3	$(45.4)	$141.2	$212.2	$223.0

Fixed Charges:
Interest Expense	$41.6	$43.7	$8.5	$78.2	$84.2	$70.1
Estimated interest component of net rental expense	36.8	38.0	8.1	31.4	41.2	41.7

Total fixed charges	$78.4	$81.7	$16.6	$109.6	$125.4	$111.8

Consolidated Ratio of Earnings to Fixed Charges	1.38	1.73	—	1.29	1.69	1.99

(1)	Earnings were insufficient to cover fixed charges for the period ended March 15, 2007 by $61.9 million.